Exhibit 99.1

Ballard Reports First Quarter 2016 Results

•	76% revenue growth and 20% gross margin underpinned by strong 2016 order book and improved product mix

VANCOUVER, April 26, 2016 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) today announced its consolidated financial results for the first quarter ended March 31, 2016. All amounts are in U.S. dollars unless otherwise noted and have been prepared in accordance with International Financial Reporting Standards (IFRS).

"Our previously disclosed record order book of $58 million for 2016 drove a 76% year-on-year increase in Q1 revenue," said Randy MacEwen, President and CEO. "This was comprised of a 111% increase in revenue from our Power Products platform – including a large gain in the Heavy Duty Motive market, given last year's progress in China, along with the addition of Portable Power revenue from our acquisition of Protonex – and a 38% increase in revenue from our Technology Solutions platform. A shift in product mix toward higher margin Heavy Duty Motive, Technology Solutions and Portable Power products resulted in gross margin of 20% in the quarter, a significant year-on-year improvement."

Mr. MacEwen continued, "During the quarter, we implemented a number of initiatives to reduce our operating cost base, primarily related to Telecom Backup Power. These initiatives are expected to yield annualized cost savings in excess of $4 million, lowering breakeven revenue by more than $20 million. In addition, we further fortified the balance sheet, ending the quarter with $44.3 million in cash."

Q1 2016 Financial Highlights
(all comparisons are to Q1 2015 unless otherwise noted)

•	Total revenue was $16.3 million in the quarter, an increase of 76% resulting from growth in both Power Products and Technology Solutions.
•	The Power Products platform generated revenue of $10.2 million in the quarter, an increase of 111%:
•	Heavy Duty Motive revenue was $3.3 million, an increase of 91% due to shipments of power modules, kits and fuel cell stacks to fulfill orders in support of clean energy buses in China;
•	Revenue from the new Portable Power market was $2.6 million;
•	Material Handling revenue was $4.1 million, an increase of 59% due to increased fuel cell stack shipments to Plug Power; and
•	Telecom Backup Power revenue was $0.3 million, a decrease of $0.3 million.
•	The Technology Solutions platform generated revenue of $6.1 million in the quarter, an increase of 38% reflecting work on bus and tram programs in China.
•	Gross margin was 20% in Q1, an improvement of 9-points due to a shift in product mix toward higher margin Heavy Duty Motive, Technology Solutions and Portable Power products.
•	Cash operating costs[2] were $9.4 million in the quarter, a 19% increase attributable to the inclusion of the Protonex subsidiary operating costs.
•	Adjusted EBITDA[2] was ($7.2) million in Q1, a decline of $2.1 million. This decline reflects the following items:
•	Restructuring charges of $2.2 million in the quarter related to the previously announced elimination of three executive management positions and reduction of the Telecom Backup Power cost base; and
•	Lower impairment recoveries on trade receivables by $0.8 million in Q1 2016, compared to Q1 20 Excluding these items, Adjusted EBITDA would have improved $0.9 million compared to Q1 2015.
•	Net income was ($10.0) million in the quarter, a decline from $7.0 million in Q1 2015. This decline reflects the following items:
•	Gain of $14.2 million on the sale of certain intellectual property assets to Volkswagen Group, which were reflected in Q1 2015 results.
•	Restructuring charges of $2.2 million in the quarter related to the previously announced elimination of three executive management positions and reduction of the Telecom Backup Power cost base;
•	Lower impairment recoveries on trade receivables by $0.8 million in Q1 2016, compared to Q1 2015; and
•	Asset impairment charges of $1.2 million associated with Telecom Backup Power.
•	Normalized net income[2] was ($9.0) million, a decline of $0.8 million.
•	Normalized net loss per share[2] was ($0.06) per share, flat year-over-year.
•	Cash used by operating activities was ($7.5) million, an increase of 39%, reflecting cash operating loss of ($7.4) million and use in working capital of ($0.1) million.
•	Cash reserves were $44.3 million at March 31, 2016, fortified in the quarter by a net amount of $9.2 million related to the final payment from the 2015 intellectual property transaction with Volkswagen Group and by $3.3 million received from Superior Plus as a final payment associated with a 2008 restructuring agreement.

Q1 2016 Sales and Operations Highlights

•	Signed an Equipment Supply Agreement, valued at $12 million, with Guangdong Synergy Hydrogen Power Technology Co., Ltd. ("Synergy") to provide FCvelocityTM-9SSL fuel cell stacks for use in commercial buses in China. Ballard expects to deliver the stacks in 2016 and 2017 and Synergy will collaborate with Dongfeng Xiangyangtouring Car Co., Ltd., part of Dongfeng Motor Corporation, the largest manufacturer of commercial vehicles in China.
•	Received a follow-on purchase order from Nisshinbo Holdings Inc., a new strategic investor in Ballard, for a further phase of a Technology Solutions program related to the development of a breakthrough catalyst technology intended to reduce the cost of certain component parts in air-cooled fuel cells stacks.
•	Received a purchase order from Ncell, part of the Telia Group in Nepal, for 55 ElectraGenTM-ME Telecom Backup Power systems.
•	Following the quarter, announced that Protonex – Ballard's subsidiary – has begun delivery of PEM fuel cell propulsion modules to Insitu, a wholly owned subsidiary of The Boeing Company, for use in its ScanEagle unmanned aerial vehicle. Work related to the integration of the Protonex fuel cell propulsion module into the ScanEagle system is ongoing, with flight demonstrations planned for the second half of 2016.

Q1 2016 Corporate Platform Highlights

•	As previously announced, eliminated three C-level positions, with related severance costs booked in the quarter.
•	As previously announced, an ongoing review of strategic alternatives for Telecom Backup Power is underway, including discussions with potential partners or buyers. Cost reduction initiatives were also implemented to reduce the cost structure of this business, with related severance costs booked in the quarter. Further details regarding the review of strategic alternatives will be provided as they become available.
•	The foregoing rationalization initiatives are expected to yield annualized cost savings in excess of $4.0 million, lowering breakeven revenue by more than $20 million.

Q1 2016 Financial Summary

(Millions of U.S. dollars)	Three months ended March 31,
	2016	2015	% Improvement
REVENUE
Fuel Cell Products & Services Revenue:[1]
Heavy Duty Motive	3.3	1.7	91%
Portable Power	2.6	N/A	N/A
Material Handling	4.1	2.6	59%
Telecom Backup Power	0.3	0.6	-45%
Sub-Total	$10.2	$4.8	111%
Technology Solutions	6.1	4.4	38%
Total Fuel Cell Products & Services Revenue	$16.3	$9.3	76%
PROFITABILITY
Gross Margin $	$3.3	$1.0	223%
Gross Margin %	20%	11%	9-points
Cash Operating Costs[2]	$9.4	$7.9	-19%
Adjusted EBITDA[2]	($7.2)	($5.1)	-42%
Net Income (Loss)[3]	($10.0)	$7.0	-242%
Earnings Per Share	($0.06)	$0.05	-220%
Normalized Net Loss[2]	($9.0)	($8.2)	-10%
Normalized Net Loss per share[2]	($0.06)	($0.06)	8%
CASH
Cash Used by Operating Activities:
Cash Operating Income (Loss)	($7.4)	($5.8)	-27%
Working Capital Changes	($0.1)	$0.4	-113%
Cash Used By Operating Activities	($7.5)	($5.4)	-39%
Cash Reserves	$44.3	$47.6	-7%

For a more detailed discussion of Ballard Power Systems' first quarter 2016 results, please see the company's financial statements and management's discussion & analysis, which are available at www.ballard.com/investors, www.sedar.com and www.sec.gov/edgar.shtml.

Conference Call
Ballard will hold a conference call on Wednesday, April 27, 2016 at 8:00 a.m. PDT (11:00 a.m. EDT) to review its first quarter 2016 operating results. The live call can be accessed by dialing +1.604.638.5340. Alternatively, a live audio and slide webcast can be accessed through a link on Ballard's homepage (www.ballard.com). Following the call, the audio webcast will be archived in the Quarterly Results area of the Investors section of Ballard's website (www.ballard.com/investors).

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

Important Cautions Regarding Forward-Looking Statements
This release contains forward-looking statements concerning projected revenue growth, product shipments, gross margin, Adjusted EBITDA, cash operating expenses and product sales. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand. For a detailed discussion of the factors and assumptions that these statements are based upon, and factors that could cause our actual results or outcomes to differ materially, please refer to Ballard's most recent management discussion & analysis. Other risks and uncertainties that may cause Ballard's actual results to be materially different include general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. These forward-looking statements are provided to enable external stakeholders to understand Ballard's expectations as at the date of this release and may not be appropriate for other purposes. Readers should not place undue reliance on these statements and Ballard assumes no obligation to update or release any revisions to them, other than as required under applicable legislation.

Endnotes:
1 We report our results in the single operating segment of Fuel Cell Products and Services. Our Fuel Cell Products and Services segment consists of the sale and service of fuel cell products for our power product markets of Heavy Duty Motive (consisting of bus and tram applications), Portable Power, Material Handling and Telecom Backup Power, as well as the delivery of Technology Solutions including engineering services and the license and sale of our extensive intellectual property portfolio and fundamental knowledge for a variety of fuel cell applications.

2 Note that Cash Operating Costs, EBITDA, Adjusted EBITDA and Normalized Net Loss, are non GAAP measures. Non GAAP measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Ballard believes that Cash Operating Costs, EBITDA, Adjusted EBITDA and Normalized Net Loss assist investors in assessing Ballard's operating performance and liquidity. These measures should be used in addition to, and not as a substitute for, net income, cash flows and other measures of financial performance and liquidity reported in accordance with GAAP. For a reconciliation of Cash Operating Costs, EBITDA, Adjusted EBITDA and Normalized Net Loss to the Consolidated Financial Statements, please refer to Ballard's Management's Discussion & Analysis.

Cash Operating Costs measures operating expenses excluding stock based compensation expense, depreciation and amortization, impairment losses or recoveries on trade receivables, restructuring charges, acquisition costs and financing charges. EBITDA measures net loss attributable to Ballard Power Systems Inc. excluding finance expense, income taxes, depreciation of property, plant and equipment, amortization of intangible assets, and goodwill impairment charges. Adjusted EBITDA adjusts EBITDA for stock based compensation expense, transactional gains and losses, asset impairment charges, finance and other income, and acquisition costs. Normalized Net Loss measures net loss attributable to Ballard from continuing operations, excluding impairment losses or recoveries on trade receivables, transactional gains and losses, asset impairment charges, and acquisition costs.

3 Includes gain of $14.2 million in the first quarter of 2015 on sale of intellectual property to Volkswagen Group.

SOURCE Ballard Power Systems Inc.

Image with caption: "Ballard Power Systems Inc. (CNW Group/Ballard Power Systems Inc.) (CNW Group/Ballard Power Systems Inc.)". Image available at: http://photos.newswire.ca/images/download/20160426_C3189_PHOTO_EN_675903.jpg

CIK: 0001453015

For further information: Guy McAree +1.604.412.7919, investors@ballard.com or media@ballard.com

CO: Ballard Power Systems Inc.

CNW 20:00e 26-APR-16